Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Century Communities, Inc. for the Offer to Exchange 6.750% Senior Notes due 2027 and Related Guarantees for 6.750% Senior Notes due 2027 and Related Guarantees, and to the incorporation by reference therein of our reports dated February 12, 2019, with respect to the consolidated financial statements of Century Communities, Inc., and the effectiveness of internal control over financial reporting of Century Communities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

December 31, 2019